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                                                                          Page 1
        AS FILED WITH THE US. SECURITIES AND EXCHANGE COMMISSION ON
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                                                               Page 1 of 5 Pages

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No.  )*

                                Chester Bancorp, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    164903106
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                                 (CUSIP Number)

                                March 24, 1998
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                (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)


---------------

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


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                                                               Page 2 of 5 Pages
CUSIP No. 164903106               SCHEDULE 13G

================================================================================
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

     Gilster-Mary Lee Corporation Employees' Profit Sharing Retirement Plan & Trust Agreement
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2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
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3    SEC Use Only

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4    Citizenship or Place of Organization

     United States
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                  5    Sole Voting Power

Number of                  115,800   shares
                  --------------------------------------------------------------
Shares            6    Shared Voting Power

Beneficially
                       None
Owned by

Each

Reporting         --------------------------------------------------------------
                  7    Sole Dispositive Power
Person
                           115,800   shares
With:             --------------------------------------------------------------
                  8    Shared Dispositive Power


                       None




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9    Aggregate Amount Beneficially Owned by Each Reporting Person

         115,800   shares
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10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions) [ ]
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11   Percent of Class Represented by Amount in Row (9)

         7.45 %
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12   Type Of Reporting Person (See Instructions)

     EP
================================================================================


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                                                               Page 3 of 5 pages

                                   Item 1(a)
Name of Issuer:

Chester Bancorp, Inc.

                                   Item 1(b)

Address of Issuer's Principal Executive Offices:

1112 State Street, Chester, Illinois 62233

                                   Item 2(a)

Name of Person Filing:

This Statement is being filed by Gilster-Mary Lee Employees' Profit Sharing Retirement Plan & Trust Agreement which is sometimes referred to as the "Reporting Person."

                                   Item 2(b)

Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Gilster-Mary Lee Employee Profit Sharing Plan is 1037 State Street, Chester, IL 62233

                                   Item 2(c)

Citizenship:

See Row 4 of cover page for the Reporting Person.

                                   Item 2(d)

Title of Class of Securities:

Common Stock

                                   Item 2(e)

CUSIP Number:

164903106

                                   Item 3

If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act
(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act
(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act
(d) [ ] Investment company registered under Section 8 of the Investment Company Act.
(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

                                                               Page 4 of 5 pages

                                   Item 4

Ownership:

The following information with respect to the ownership of Chester Bancorp, Inc.'s Common Stock by the Reporting Person is provided as of December 31, 1998.

(a) Amount Beneficially Owned:

    See Row 9 of cover page for the Reporting Person.


(b) Percent of Class:

    See Row 11 of cover page for the Reporting Person.

(c) Number of shares as to which such person has:

    (i) sole power to vote or to direct the vote. See Row 5 of cover page for the Reporting Person.

    (ii) shared power to vote or to direct the vote. See Row 6 of cover page for the Reporting Person.

    (iii) sole power to dispose or to direct the disposition of. See Row 7 of cover page for the Reporting Person.

    (iv) shared power to dispose or to direct the disposition of. See Row 8 of cover page for each Reporting Person.

                                   Item 5

Ownership of Five Percent or Less of a Class:

Not applicable

                                   Item 6

Ownership of More than Five Percent on Behalf of Another Person:

To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Chester Bancorp, Inc. Common Stock reported on in this Statement.

                                     Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable



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                                                               Page 5 of 5 pages

                                     Item 8

Identification and Classification of Members of the Group:

Not applicable

                                     Item 9

Notice of Dissolution of Group:

Not applicable

                                    Item 10

Certification:

         "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."



                                   SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 7, 1999


GILSTER-MARY LEE EMPLOYEES' PROFIT SHARING RETIREMENT PLAN & TRUST AGREEMENT


By:      /s/ Donald E. Welge
   --------------------------------------
             Donald E. Welge, Trustee



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)